SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.      )*

                      Speciality Chemical Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  847-487-204
                                 (CUSIP Number)

                               Terence J. Conklin
                            Trust Investments, Inc.
                                 52 Stiles Road
                             Salem, NH  03079-4804
                                  603-898-2002
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               December 22, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement XX . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 5 pages



                                SCHEDULE 13D

CUSIP No. 847-487-204                             Page 2 of 5 pages


1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            Martin Trust


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)

                                                          (b)

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

              PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH

NUMBER OF     7.  SOLE VOTING POWER
 SHARES              232,953
BENEFICIALLY
OWNED BY
 EACH         8.  SHARES VOTING POWER
REPORTING             -0-
 PERSON
  WITH
              9.  SOLE DISPOSITIVE POWER
                    232,953

             10.  SHARED DISPOSITIVE POWER
                    - 0 -


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  232,953


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.9%


14.  TYPE OF REPORTING PERSON
              IN



*           SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 5 pages




                                  SCHEDULE 13D

                      Speciality Chemical Resources, Inc.


Item 1.      Security and Issuer.

             This statement relates to the Common Stock, $0.10 par value per share (the "Common Stock"), of Speciality Chemical Resources, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 9100 Valley View Road, Macedonia, Ohio 44056.

Item 2.      Identity and Background.

             (a) Martin Trust.

             (b) c/o Trust Investments, Inc.
               52 Stiles Road
               Salem, NH  03079-4804

             (c) Private Investor

             (d) During the last five years, Martin Trust has not been
                 convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             (e) During the last five years, Martin Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

             Martin Trust purchased the shares of the Issuer with his personal funds. 122,920 of the shares were purchased on December 22, 1995 (settlement date December 28, 1995) for an aggregate purchase price of $276,570. 110,033 of the shares were purchased more than 60 days prior to December 22, 1995 for an aggregate purchase price of $550,165.

Item 4.      Purpose of Transaction.

             Martin Trust has acquired the shares of the Issuer for the purpose of making an investment in the Issuer in the ordinary course of his trade or business. The shares of Common Stock of the Issuer acquired by Martin Trust are being held solely for the purposes of investment. Such shares may be disposed of at any time or from time to time in whole or in part. In addition, Martin Trust may in the future acquire additional shares of Common Stock of the Issuer.

             Martin Trust does not at this time have any plans or proposals which relate to or would result in any of the matters described in paragraphs
(a) through (j) of Item 4.

Item 5.      Interest in Securities of the Issuer.

             The aggregate number of shares of the Common Stock of the Issuer beneficially owned by Martin Trust is 232,953 which is 5.9% of the Common Stock of the Issuer (based on the number of securities outstanding as contained in the most recently available filing with the Commission by the Issuer).



                               Page 3 of 5 pages




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

             There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Martin Trust and any other person with respect to any securities of the Issuer.

Item 7.      Material to be Filed as Exhibits.

             None.


                         Page 4 of 5 pages





                                   Signatures


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                     /S/ Martin Trust
                                     Martin Trust


Dated:  December 30, 1995



                            Page 5 of 5 pages